Namib Minerals

71 Fort Street, PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

March 14, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Namib Minerals, as Registrant (CIK No. 0002026514)
Greenstone Corporation, as Co-Registrant (CIK No. 0002034129)
Registration Statement on Form F-4
File No. 333-283650

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-283650) filed by Namib Minerals, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and its co-registrant, Greenstone Corporation, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (together with the Company, the “Registrants”), with the U.S. Securities and Exchange Commission on December 6, 2024, as amended (the “Registration Statement”).

The Registrants hereby request the Registration Statement be made effective at 5:00 p.m., Eastern Time, on March 14, 2025, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please contact our counsel, Barbara A. Jones of Greenberg Traurig, LLP, at (310) 586-7773 to orally confirm that event or if you otherwise have any questions or require additional information regarding this matter.

Very truly yours,

Namib Minerals

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Greenstone Corporation

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

cc:	Office of International Corporate Finance, Securities and Exchange Commission
Tulani Sikwila, Chief Financial Officer, Greenstone Corporation
Siphesihle Mchunu, General Counsel, Namib Minerals
Alan Annex, Greenberg Traurig, LLP
Adam Namoury, Greenberg Traurig, LLP
Barbara A. Jones, Greenberg Traurig, LLP